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                              September 22, 2020

       Eric A. Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310-815 W. Hastings Street
       Vancouver, B.C. V6C 1B4
       Canada

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 15,
2020
                                                            File No. 333-239319

       Dear Mr. Adams:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed September 15, 2020

       Prospectus Summary
       Overview, page 2

   1. We note your disclosure on page 4 that to date you have safety data with INM-755 in 22 healthy adult
volunteers and that a regulatory application was approved on April 17, 2020 for a second Phase 1
clinical trial in healthy volunteers. Please revise your pipeline table and your Risk Factor on
page 29 to make it clear that your clinical development to date has been conducted
outside the U.S.
 Eric A. Adams
InMed Pharmaceuticals Inc.
September 22, 2020
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameEric A. Adams
                                                          Division of
Corporation Finance
Comapany NameInMed Pharmaceuticals Inc.
                                                          Office of Life
Sciences
September 22, 2020 Page 2
cc:       Daniel M. Miller, Esq.
FirstName LastName